March 25, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Ms. Elizabeth Bensinger

Re:    Guggenheim Variable Funds Trust (File Nos. 002-59353 and 811-02753)
Transparent Value Trust (File Nos. 333-159992 and 811-22309)
(together, the “Registrants”)

Dear Ms. Bensinger:
On behalf of the Registrants, we wish to respond by this letter to follow-up comments of the U.S. Securities and Exchange Commission (the “SEC”) Staff on the preliminary proxy statements (the “Proxy Statements”) and other proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended, on March 1, 2016 relating to the liquidation of Series C (Money Market Series), a series of Guggenheim Variable Funds Trust, and Transparent Value Directional Allocation VI Portfolio (the “Portfolio”, and together with Series C (Money Market Series), the “Funds”), a series of Transparent Value Trust. The SEC Staff’s follow-up comments were conveyed via telephone conversations between you, Asen Parachkevov and James V. Catano of Dechert LLP on March 15, 2016. The Registrants responded to the SEC Staff’s initial comments on the Proxy Statements and other proxy materials by correspondence dated March 14, 2016 to you and Mr. Parachkevov. Throughout this letter, capitalized terms have the same meaning as in the Proxy Statements, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant(s), is set forth below:

1.
Comment:    The section of the Proxy Statements entitled “Other Information—Cost of the Solicitation” provides information concerning the costs of soliciting shareholders to approve the Liquidation Proposal with regard to each Fund. Please provide supplementally the anticipated costs, if any, associated with the liquidation of each Fund and identify the party bearing such costs.

Response:     The Registrants confirm that each Fund’s investment adviser or its affiliates will bear all costs and expenses, including solicitation costs and legal expenses but excluding portfolio transaction costs, associated with the liquidation of the Fund. Although each Fund is expected to bear any portfolio transaction costs associated with its liquidation, the Registrants confirm in the case of each liquidation that portfolio transaction costs are expected not to rise to a material level.

2.
Comment:    With respect to Transparent Value Directional Allocation VI Portfolio, please confirm supplementally that each Participating Insurance Company that is not an “affiliated person” of the investment adviser to the Portfolio (other than as a result of ownership of Portfolio shares) has provided or will provide notice(s) and offer transfer privileges in a manner intended to comply with the applicable SEC Staff no-action assurances relating to the liquidation of investment options underlying variable contracts. See AIG Life Ins. Co. (pub. avail. Aug. 16, 2001).

Response:     We confirm that, to Transparent Value Trust's knowledge, the unaffiliated Participating Insurance Companies are complying with the aforementioned notice provisions and transfer privileges.
Representations
Comment:     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC Staff to be certain that they have provided all information investors require for an informed decision. Because each Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from each Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	Each Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.
* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust
Transparent Value Trust

cc:    Asen Parachkevov, U.S. Securities and Exchange Commission

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